FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

6 September 2011

POSSIBLE SALE OF CANADIAN
FULL SERVICE RETAIL BROKERAGE BUSINESS

HSBC Holdings plc ("HSBC") notes the recent press speculation concerning a possible sale of HSBC Bank Canada's full service investment advisory division of its retail brokerage business (the "Business").

HSBC confirms that discussions regarding a possible sale of the Business continue. No decision has yet been made to proceed with any transaction.

HSBC will make a further statement if or when appropriate.

Media enquiries to:

Ernest Yee	(604) 641-2973	ernest_yee@hsbc.ca
Sharon Wilks	(416) 868-3878	sharon_wilks@hsbc.ca

Notes to editors:

1.  HSBC Bank Canada
HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has approximately 8,000 employees and more than 260 offices, including over 140 bank branches, and is the leading international bank in Canada.

2.  The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 6 September, 2011